

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2025

Asna Afzal
Principal Executive Officer
Beach Acquisition Co Parent, LLC
c/o 3G Capital Partners L.P.
600 Third Avenue, 37 Floor
New York, New York 10016

> **Re: Beach Acquisition Co Parent, LLC**
> **Registration Statement on Form S-4**
> **Filed June 10, 2025**
> **File No. 333-287891**

Dear Asna Afzal:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that members of senior management of Skechers will continue to serve in senior management capacities following the Closing, and that the possibility exists for the Greenberg Stockholders to own up to approximately 15.2% of outstanding Parent Units. We also note that certain of these individuals own Skechers PSAs that will convert into Class P Units, which high vote securities further increase their aggregate equity ownership of Parent to an unspecified total. Finally, we note that the Greenberg Stockholders are positioned to have the requisite voting power to elect the Legacy Member Representative, the initial designation of whom appears to have been pre-decided according to the disclosure in Annex D. Please provide us with an analysis addressing whether Rule 13e-3 applies to your transaction. Refer to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and

Disclosure Interpretations Questions 201.01 and 201.05 for additional guidance.

2.   We note that your forum selection provision in Section 13.12 of the Parent A&R LLCA, filed as Annex D, identifies the Court of Chancery of the State of Delaware and any Delaware state appellate court as the exclusive forum for any Legal Proceeding. Please revise your prospectus to clearly and prominently describe the provision, including in your Risk Factors and Description of Parent Units sections. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Parent A&R LLCA states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Further, please clearly disclose any risks or other impacts on investors, including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please address whether there is any question as to whether a court would enforce the provision.

3.   We note your waiver of jury trial provision in Section 13.13 of the Parent A&R LLCA. Please revise your prospectus to clearly and prominently describe this provision, including in your Risk Factors and Description of Parent Units sections. Please disclose whether the provision extends to federal securities law claims. If so, state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Further, please clearly disclose any risks or other impacts on investors, including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and members, and that these provisions can discourage claims or limit members' ability to bring a claim in a judicial forum that they find favorable. Address any question regarding whether or not a court would enforce the provision and the impacts of limitations on claims arising under other applicable state or federal laws. Further, please clarify whether the provision applies to purchasers in secondary transactions.

Cover Page

4.   We note disclosures on pages 26 and 153 that the Parent Units will not be listed on any stock exchange and that you intend to terminate or suspend your reporting obligations under the Exchange Act as promptly as practicable following the Transaction. Please disclose this on the cover page.

5.   We note disclosure on page 34 that the Parent will be controlled by Fund VI. Please disclose that you will be controlled by Fund VI on the cover page and describe the beneficial ownership and voting power held by the controlling member after the Merger.

6.   We note disclosures regarding the percentage of issued and outstanding Parent Units that the Greenberg Stockholders would own under various scenarios. We also note that the Greenberg Stockholders will own Class P Units, which are high-vote securities. Please revise your filing to clearly state the expected total voting power of the Greenberg Stockholders under the scenarios presented.

Questions and Answers about the Transaction
How do I elect the type of Merger Consideration that I prefer to receive?, page 10

7.   We note your disclosure that Skechers stockholders electing the Mixed Election Consideration will be required to execute a joinder to the Parent A&R LLCA. Please file the form of joinder to be executed by stockholders electing the Mixed Election Consideration.

Is the Merger subject to the fulfillment of certain conditions?, page 13

8.   Please revise the Q&A to disclose the conditions of the Merger that are waivable. Please also consider including a cross reference to any appropriate risk factors.

Summary, page 17

9.   Please revise this and the Risk Factors sections to describe your capital structure, including the different authorized classes of Units, and the nature of the disparate voting rights, including the number of votes to which each class of Unit is entitled. Disclose that future issuances of high-vote securities may be dilutive to low-vote members. Finally, please disclose, if applicable, that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that members might consider in their best interest.

10.   We note disclosure on page 149 that "[e]xcept as expressly required by the Parent A&R LLCA or applicable law, the holders of Parent Units will not be entitled to vote." Please revise to describe those circumstances in which holders of low-vote Units would be entitled to vote on particular matters, the number of votes required for approval of such matters, and whether classes would vote separately or together as a combined class. Please also revise your disclosures on page 149.

Risk Factors
Risks Related to the Mixed Election Consideration and Ownership of Parent Units
Legacy Members that hold Parent Units will not have the same rights or protections as shareholders of a corporation..., page 33

11.   We note disclosure that "Legacy Members will not have the same rights typically available to corporate shareholders," including "fiduciary protections." Please revise to elaborate on the lack of fiduciary protections.

Risks Related to the Transaction
Skechers may waive one or more of the conditions to the Closing without re-obtaining

stockholder approval., page 41

12.   Please revise to note which conditions to closing are waivable. Please also revise your risk factor disclosure to include a discussion of the risks related to the potential waiver of the relevant conditions, and disclose how you will inform investors if and when material conditions are waived.

Background of the Transaction, page 59

13.   Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counterproposals, and termination fee. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms. Please revise your disclosure to provide more detail regarding the parties in attendance at, and the topics discussed during, each meeting.

14.   We note disclosure on page 60 that in November 2021, Skechers management was first introduced to 3G Capital. Please revise to discuss who initiated the contact and why. Further, we note disclosure that Skechers management and 3G Capital met several times, including in December 2023 and in June 2024. Please revise to elaborate on the nature of these meetings.

15.   We note disclosure on page 62 that the March Proposal contemplated the role of a Legacy Member Representative to represent Skechers stockholders holding equity in Parent. Please revise to elaborate on how the rights and limitations of (i) the Legacy Member Representative and (ii) the Legacy Members as a group were negotiated and any counterproposals.

16.   We note disclosure on page 106 that the Parent entered into the Debt Commitment Letter and the Equity Commitment Letter. Please revise to discuss this Debt Financing and Equity Financing and the need to obtain additional financing for the Parent. Further, we note references in the prospectus to the "Commitment Letters." Please revise to define this term. Finally, we note disclosures on pages 36 and 43 that, while the parties have not entered into definitive agreements, you expect the agreements to contain various covenants. Please revise to add a standalone section, or revise the "Summary of the Merger Agreement – Financing of the Merger" section, that discusses the expected material terms of the Debt Financing and Equity Financing.

17.   We note disclosure on page 132 that, notwithstanding that "no definitive arrangements have been negotiated or entered into," you expect the current Skechers named executive officers to serve in the same titles at Parent after the merger, with "substantially similar to or lower" compensation that they currently receive at Skechers. Please revise to elaborate on the discussions/negotiations concerning these compensation arrangements with Parent.

18.   Please revise to disclose whether Skechers received unsolicited Acquisition Proposals during the window-shop period and, if applicable, the Board's consideration of such proposals.

19.   We note that the negotiations on the termination fees were a percentage of Skechers'

equity value. We note that the Company Termination Fee is $339,883,891 and the Parent Termination Fee is $534,103,258. Please revise your disclosure to more clearly disclose how the terms evolved, and final terms were agreed upon.

20.   We note there were several discussions regarding Skechers management team remaining actively engaged in any post-closing company. We also note your disclosure that the March Proposal indicated that the equity in the post-closing company would not be listed on a stock exchange, and the post-closing company would terminate its periodic reporting obligations under the Securities Exchange Act of 1934 as soon as practicable after the closing. Please elaborate on the negotiations related to the structure of the post-closing company and how the parties decided on the ultimate structure.

The Merger
Treatment of Outstanding Skechers Equity Awards, page 59

21.   We note disclosures on pages 139 and 141 that your named executive officers hold Skechers PSAs, which will convert into Class P Units. Please revise your prospectus to disclose who holds your Skechers RSU Awards that was granted after the date of the Merger Agreement, which will convert into Class P Units.

Recommendations of the Independent Committee and the Skechers Board; Skechers' Reasons for the Transaction, page 70

22.   We note that the Board and Independent committee did not obtain a fairness opinion for the Mixed Election Consideration, but did obtain a fairness opinion for the Cash Election Consideration. Please tell us what consideration the Board and the Independent Committee gave to this decision when determining that "the Merger Agreement, the Transaction and all other transactions contemplated by the Merger Agreement are fair to and in the best interests of Skechers and its stockholders."

Negotiations with 3G Capital, page 71

23.   We note disclosure that, as a result of negotiations, Skechers was able to obtain "more favorable" terms of the Transaction "to Skechers and its stockholders than initially proposed by 3G Capital." However, we note disclosure that in the March Proposal, 3G Capital proposed $73 in cash for the Cash Election Consideration and $66 in cash and one equity unit for the Mixed Election Consideration, which are values that are lower than those in the final Cash Election Consideration and Mixed Election Consideration. Please revise to clarify.

Certain Unaudited Prospective Financial Information, page 76

24.   We note disclosure that certain assumptions were included in your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing. Finally, please compare these assumptions with those underlying the Updated 2024 Long Range Plan and Annual Operating Plan disclosed on page 77.

Opinion of the Financial Advisor of the Skechers Board
Selected Comparable Company Analysis, page 81

25.   Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis. Please explain the basis for such exclusions, if any.

Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Preliminary Purchase Price Allocation, page 125

26.   Refer to the discussion in Note 2(a)(i). Please expand to separately disclose the number of Skechers Common Stock outstanding as of May 2, 2025 (or the appropriate date) and the number of Skechers RSUs and RSAs for which the estimated cash consideration has been determined. Expand the tabular disclosure on page 126 of the sensitivity analysis to also disclose the number of Skechers Common Stock, Skechers RSUs and RSAs used for each of the three scenarios.

27.   Refer to Note 2(c) of the preliminary estimated merger consideration allocation and the $4.5 billion assigned to identifiable intangible assets shown in the second table on page 127. Disclose if the $4.0 billion assigned to the brand is solely pertaining to the overall Skechers Brand, and whether it includes the various trademarks, design patents and other proprietary rights as discussed on pages 51 and 52. Also for the other definite-lived assets of $500 million, disclose in the narrative the separate amounts that are allocated to customer relationships and customer-related assets and franchise agreements / reacquired rights.

Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

28.   Refer to Note 3(i) and (j). Please expand to disclose if the gross proceeds from first lien terms loans and other first lien debt pertains to the $2.1 billion first lien term loan facility and the $1.9 b billion senior secured bridge facility. We note you disclose that Parent management has assumed the first lien revolving facility will be undrawn at Closing, which we note is $1.6 billion. Refer to your disclosure in the second paragraph under the heading of Financing of the Merger on page 21.

Note 5. Earnings Per Unit, page 131

29.   Please explain why there is no assumed issuance of the Class P Units, given that such are assumed to be issued with the Skechers RSU Awards and with the Skechers PSAs which are tied in full or in part to the achievement of performance goals or metrics. Tell us also why these would not be considered as common stock equivalents with disclosure of the impact to diluted earnings per unit.

30.   It appears the impact to pro forma basic and diluted number of weighted average shares resulted in a limited increase from the historical basic and diluted number of weighted average shares. For example, the pro forma basic shares for the three months ended March 31, 2025 was 149,209 as compared to the historical shares of 149,411. Please explain if this is the result of the number of Skechers Common Stock being converted into the Cash Election Consideration being substantially higher than the number of Units being issued for the rollover equity and the Parent's equity financing.

31.   Further, as the Parent was formed subsequent to the March 31, 2025 pro forma financial statement period, please provide a footnote or supplemental table that reflects the detailed equity section on a pro forma basis inclusive of the total Parent Units expected to be issued and outstanding after the merger and financing transactions, along with the pro forma basic and diluted units per share data, including the number of weighted average units used in the computation. To the extent the next amendment includes updated June 30, 2025 unaudited interim historical financial statements, we assume all of the Parent Units would be given pro forma effect given the Parent was formed in April 2025. In this regard, it is not clear if both the amount and number of Common Units and Class P Units of the Parent's total capitalization, before and after the transaction, will differ materially from the number of Common Units and Class P Units that will be issued in the Mixed Election Consideration, and therefore differ from the March 31, 2025 and December 31, 2024 pro forma financial statements. We note your disclosure on the cover page that following the merger, for illustrative purposes only, the Greenberg Stockholders will own an aggregate of 3.7% or a maximum of 15.2% of the issued and outstanding Parent Units. It may be useful to also provide a table summarizing the expected allocation of 100% of the Parent Units after the transaction.

Directors and Management of Parent After Completion of the Transaction, page 132

32.   We note disclosure that following the Transaction, Fund VI expects to control approximately 80% of the voting power of the Parent Units and that the Legacy Members will, by majority vote of the Parent Units, elect a Legacy Member Representative. Please revise to clarify whether Fund VI will be a Legacy Member. Further, please disclose whether there are any arrangements or understandings regarding who will serve on your board of directors following the Transaction. For any director nominee, please provide the information required by Item 19(a)(7) of Form S-4. Finally, please file the consent of each director nominee who will be appointed to your board of directors upon the effectiveness of the registration statement. Refer to Rule 438 of the Securities Act.

Certain Beneficial Owners of Skechers Common Stock, page 135

33.   Please add a table that reflects the ownership of Parent after the transaction.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven B. Stokdyk